EXHIBIT 99.4

Telkom SA Limited’s joint venture, Vodacom, to launch operations in Mozambique

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(Telkom)

Telkom SA Limiteds joint venture, Vodacom, to launch operations in Mozambique Vodacom Group (Proprietary) Limited (Vodacom), in which Telkom has a 50% shareholding, today announced that it plans to launch its cellular network operation in Mozambique within the next eight months. The operation will trade as Vodacom Mocambique and will be majority-owned by Vodacom, with local partners, Emotel, holding a minority stake.

The decision follows the successful conclusion of a 12-month long negotiation of both an interconnection agreement between Vodacom and the Mozambican fixed-line telecommunications operator, TDM, and its mobile phone subsidiary, mCel, and the required separation of TDM and mCel.

Vodacom is targeting a 40% market share after two years in operation in a total market estimated to grow to 2 million mostly prepaid customers over the next 10-years. Vodacom has projected a maximum capital investment of US$260 million into the operation.

Johannesburg
25 August 2003

Special note regarding forward-looking statements

Many of the statements included in this announcement constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the US Securities Exchange Act of 1934, as amended. All statements contained herein, other than statements of historical facts, including among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financial plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as may, will, expect, intended, plan, project, estimate, anticipate, believe, hope, can, is designed to, or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from those expressed of implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in our Annual Report on

Form 20-F for the year ended March 31, 2003 filed with the US Securities and Exchange Commission (SEC) and our other filings and submissions with the SEC, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; our ability to reduce expenditure; the outcome of legal or arbitration proceedings, including with Telcordia Technologies Incorporated; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; and other matters not yet known to us or not currently considered material by us. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations. Telkom SA Limited files an annual report on Form 20-F with the US Securities and Exchange Commission, which includes a detailed description of risk factors that may affect its business. Telkom filed its Form 20-F annual report for the year ended March 31, 2003 on August 4, 2003. For further information you should refer to the Form 20-F annual report which is available on the investor relations website at www.telkom.co.za/ir.